UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[ ]Form 10-K	[ ]Form 20-F	[ ]Form 11-K	[ X ]Form 10-Q	[ ]Form N-SAR
For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Hansen Natural Corporation Full Name of Registrant
Former Name if Applicable
1010 Railroad Street Address of Principal Executive Office (Street and Number)
Corona, California 92882 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth;

c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On October 31, 2006, Hansen Natural Corporation (the "Company") disclosed the receipt of a letter from the Staff of the Pacific Regional Office of the Securities and Exchange Commission requesting that the Company voluntarily produce certain documents and information relating to the Company's filing of SEC Forms 4 and the Company's stock option grant practices. On November 6, 2006, the Company announced that it had appointed a special committee (the "Special Committee") to undertake a special investigation of certain option grants. On March 23, 2007, the Company announced that the Special Committee had substantially completed its special investigation and reported its findings.

In light of the investigation regarding stock option grants, the Company currently is not in a position to complete the preparation of the financial statements and certain related information required to be included in the Form 10-Q. The Company is working towards filing all delinquent periodic reports within any time periods required by Nasdaq to continue to be listed on The Nasdaq Capital Market.

This will likely not occur until after the fifth calendar day following the prescribed due date of the Form 10-Q.

PART IV-- OTHER INFORMATION

1)	Name and telephone number of person to contact in regard to this notification
Hilton H. Schlosberg	(951)	739 - 6200
(Name)	(Area Code)	(Telephone Number)

2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ]Yes [ X ] No

Form 10-Q for the quarter ended September 30, 2006 and Form 10-K for the year ended December 31, 2006.

3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       Hansen Natural Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2007	By /s/ Hilton H. Schlosberg_________________________ Name: Hilton H. Schlosberg Title: Vice Chairman of the Board of Directors, President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.